Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

PROPOSED ACQUISITION OF PROPERTIES

JOINTLY WITH CLP&C

The board of directors (the “Board”) of China Life Insurance Company Limited (the “Company”) wishes to announce that Tianjin Branch of the Company and Tianjin Branch of China Life Property and Casualty Insurance Company Limited (“CLP&C”) intend to jointly acquire properties located at the business center district in Tianjin, the PRC (the “Transaction”). It is expected that the property to be acquired by the Company will have a gross floor area of approximately 73,000 square meters (the “Property”), with an investment amount of no more than RMB2,076 million. Such investment amount is a preliminary estimate made by the Company based on the pre-valuation price given by an independent valuer in respect of the Property and with reference to the price of similar properties in the market. The acquisition of the Property can satisfy the demand of Tianjin Branch of the Company for office premises and resolve its long-standing issue of insufficient office space.

As at the date of this announcement, the parties are in the process of negotiating the details of the Transaction, and no relevant agreement has been entered into with respect to the Transaction. The Transaction may or may not proceed.

CLP&C, held as to 60% and 40% by China Life Insurance (Group) Company (“CLIC”, the controlling shareholder of the Company) and the Company, respectively, is an associate of CLIC, and is therefore a connected person of the Company. If the Transaction proceeds, it will constitute a connected transaction of the Company under Chapter 14A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”). The Company will perform its obligation of information disclosure under the Listing Rules in a timely manner upon entering into the agreement in relation to the Transaction.

GENERAL INFORMATION

The Company is one of the leading life insurance companies in the PRC. It offers personal insurance businesses, including life insurance, health insurance and accident insurance businesses, reinsurance relating to the above insurance businesses, use of funds permitted by applicable PRC laws and regulations or the State Council, as well as all types of personal insurance services, consulting business and agency business, sales of securities investment fund, and other businesses permitted by the China Insurance Regulatory Commission (the “CIRC”).

CLP&C is principally engaged in insurance business and its scope of business includes: property and casualty insurance, liability insurance, credit and guarantee insurance, short-term health insurance and accidental injury insurance, re-insurance in connection with the above insurance businesses, insurance fund application business permitted under the PRC laws and regulations and other businesses approved by the CIRC. As at 31 December 2016, the audited total assets of CLP&C amounted to approximately RMB73,095 million, its audited net assets amounted to approximately RMB19,851 million, its audited operating revenue amounted to approximately RMB55,728 million, and its audited net profit amounted to approximately RMB1,157 million.

By Order of the Board
China Life Insurance Company Limited Heng Victor Ja Wei
Company Secretary

Hong Kong, 26 October 2017

As at the date of this announcement, the Board comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng

Non-executive Directors:	Wang Sidong, Liu Huimin, Yin Zhaojun

Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie

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